

February 27, 2018

Ernest Loumaye
Chief Executive Officer
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

> **Re: ObsEva SA**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed February 23, 2018**
> **File No. 333-222820**

Dear Mr. Loumaye:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2018 letter.

Amendment No. 1 to Form F-3 filed on February 23, 2018

Exhibit 5.1, page II-1

1. We note that the legality opinion filed as Exhibit 5.1 states that the debt securities, warrants and units "if and when issued, will be validly issued." Please file a revised legality opinion that opines that the debt securities, warrants and units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Sections II.B.1.e, f and h of Staff Legal Bulletin No. 19.

Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan Sansom, Esq.